SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                   FORM U-6B-2

                           Certificate of Notification

             Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) [Reg. Section 250.20, paragraph 36,652] or U-47 [Reg. Section 250.47, paragraph 36,620] adopted under the Public Utility Holding Company Act of 1935

 Certificate is filed by       JERSEY CENTRAL POWER & LIGHT (the "Company")

             This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48, paragraph 36,621].

 1. Type of the security or securities ("draft," "promissory note"). First Mortgage Bonds, Secured Medium-Term Notes, Series D (the "Notes")

 2.    Issue, renewal or guaranty (indicate nature of transaction by _______).
       Issue

 3.    Principal  amount of each security.     $40,000,000


 4.    Rate of interest per annum of each security.    6.85%

 5.    Date of  issue, renewal or guaranty of each security.  November 26, 1996


 6.    If renewal of security, give date of original issue.

 7.    Date  of maturity  of each  security.   (In  the case  of demand  notes,
       indicate "on demand.")    November 27, 2006

 8. Name of the person to whom each security was issued, renewed or guaranteed. $40,000,000 aggregate principal amount of Notes was sold to purchasers pursuant to the terms of a Distribution Agreement dated April 15, 1993, between and among Goldman Sachs & Co. and Morgan Stanley & Co. Incorporated.

 9.    Collateral given  with each security,  if any.    The Notes  were issued
       pursuant to the Indenture, dated as of March 1, 1946, between the Company and United States Trust Company of New York, as Successor Trustee, as amended and supplemented, and are thus secured by a direct first lien on substantially all of the Company's properties.

 10.   Consideration received for each security.   $40,000,000
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 11.   Application of proceeds  of each security.  (Item  11 added by amendment in Release No. 7346, issued April 10, 1947 and effective May 1, 1947.) Repayment of outstanding short-term indebtedness.

 12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of

       (a)   the provisions contained in the first sentence of Section 6(b),

       (b)   the  provisions contained in the fourth sentence of Section 6(b),


       (c)   the  provisions contained in any rule of the Commission other than
             Rule U-48    X

       (If reporting for more than one security insert the identifying symbol after applicable statement.)

       If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value(**) of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the
       Act granted by the first sentence of Section 6(b).     N.A.

 13. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the
       security or securities herein described have been issued.     N.A.

 14. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 [Reg.
       Section 250.48, paragraph 36,621] designate the rule under which exemption is claimed. Rule 52


                                           JERSEY CENTRAL POWER & LIGHT COMPANY




  Date: December 4, 1996              By:    /s/ T. G. Howson

                                           T.G. Howson
                                           Vice President & Treasurer
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 ________________________

       **    If a  security had no principal  amount or per value  use the fair market value as of date of issues of such security, and indicate how determined.
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